November 20, 2019

Gregg E. Zahn
Chief Executive Officer
First Trinity Financial Corporation
7633 E. 63rd Place, Suite 730
Tulsa, OK 74133

       Re: First Trinity Financial Corporation
           Registration Statement on Form S-4
           Filed October 25, 2019
           File No. 333-234331

Dear Mr. Zahn:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note your disclosure on the top of page 2 under "Questions and Answers"
       that pursuant to the dissolution, holders of K-TENN Capital, Inc. common stock will receive a pro rata distribution of the 168,866 shares of FTFC Class A Common Stock received as a result of First Trinity Financial Corporation's acquisition of K-TENN
       Insurance Company. We further note that cash may be paid for fractional shares at the rate of $10.94 per whole share of FTFC Class A Common Stock. In order for holders of K-TENN Capital, Inc.'s shares to properly assess what they will receive from the proposed dissolution, please provide the following:

           the estimated net assets of K-TENN Capital, Inc. following the sale of its subsidiary
           K-TENN Insurance Company to First Trinity Financial Corporation; Gregg E. Zahn
First Trinity Financial Corporation
November 20, 2019
Page 2
           the number of holders of K-TENN Capital, Inc. stock and the number of holders owning more than 45 shares;
           what K-TENN Capital, Inc. will do if it does not have cash available to pay for fractional shares upon dissolution and how it will dispose of the remainder of FTFC
           Class A Common Stock not distributed in fractional amounts; and summary balance sheet information for K-TENN Capital, Inc. covering the same time
           periods represented by the financial statements presented for K-TENN Insurance
           Company.
Proposal 1: The Share Exchange
Determination of the Exchange Ratio, page 29

2. We note you rely on ValueScope's May 2019 valuation as a partial basis for your valuation of FTFC Class A Common Stock at $10.94 per share. Please obtain and file as an exhibit ValueScope's consent to the use of its name in this registration statement.
       Alternately, you may retain the description of the circumstances under which the valuation was obtained, but should remove the references to ValueScope's name. In addition, please remove the reference to ValueScope's fairness opinion on page 29, since you have not obtained one for this transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,
FirstName LastNameGregg E. Zahn
                                                           Division of
Corporation Finance
Comapany NameFirst Trinity Financial Corporation
                                                           Office of Finance
November 20, 2019 Page 2
cc:       Reid A. Godbolt, Esq.
FirstName LastName